Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943

Via Edgar

March 17, 2025

Heather Clark Hugh West Erin Donahue Jennifer Angelini Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Lake Superior Acquisition Corp. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted December 17, 2024 CIK No. 0002043508

Dear Ms. Clark, Mr. West, Ms. Donahue and Ms. Angelini :

On behalf of our client, Lake Superior Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated December 27, 2024 (the “Staff’s Letter”) regarding the Company’s Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). Contemporaneously, we are filing a revised Registration Statement via Edgar (the “Amended Registration Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com A limited liability partnership including professional corporations

March 17, 2025 Page 2

Draft Registration Statement on Form S-1submitted confidentially on November 8, 2024

Cover Page

1.

We note your revisions in response to our prior comment 13. Please further revise your prospectus cover to state the amount of the compensation received or to be received by your sponsor, its affiliates, and promotors, as required by Item 1602(a)(3) of Regulation S-K. In this regard, we note that disclosure in your related party transaction section refers to amounts repayable pursuant to a promissory note and loans to fund working capital deficiencies or finance transaction costs, and also outlines various payments for services that may be rendered, for instance on page 140. Your disclosure should indicate that there is no cap on such payments, if true, and include a cross-reference to the locations of related disclosures in the prospectus. Additionally disclose how exercise of the over-allotment option would impact the number of securities issued or to be issued (e.g., forfeiture of founder shares and purchase of additional private placement warrants).

Response: The Company has revised the disclosure on the cover page and pages 29, 94, 96, 133, 139 and 140 of the Amended Registration Statement in response to the Staff’s comment.

Summary, page 1

2.

We note your response to our prior comment 13. Please reinstate the compensation table in your prospectus summary, as required by Item 1602(b)(6) of Regulation S-K. Include revisions as appropriate for consistency with revisions to your cover page disclosure in response to comment 1 above.

Response: The Company has revised the disclosure on pages 3 and 4 of the Amended Registration Statement in response to the Staff’s comment.

March 17, 2025 Page 3

Additional Financing, page 7

3.

We note your revisions in response to our prior comment 1, and reissue it in part. Please further revise to specifically discuss how the terms of additional financings may impact unaffiliated security holders, as required by Item 1602(b)(5) of Regulation S-K.

Response: The Company has revised the disclosure on page 9 of the Amended Registration Statement in response to the Staff’s comment.

Proposed Business, page 96

4.

We note your response to prior comment 8, and reissue it in part. In addition to extensions and redemptions related to extensions, please disclose the redemption levels in connection with the business combinations of each of Pacifico Acquisition Corp. and Redwoods Acquisition Corp.

Response: The Company has revised the disclosure on page 96 of the Amended Registration Statement in response to the Staff’s comment.

General

5.

Your disclosure in response to our prior comment 12 that "[Y]ou must hold rights in multiples of twenty (20) in order to receive shares for all of your rights upon closing of a business combination," appears inconsistent with disclosure that "Each whole right entitles the holder thereof to receive one Class A ordinary share upon consummation of our initial business combination." Please revise to reconcile. If appropriate, include disclosure analogous to that regarding warrants, including that a multiple of 20 units is required in order for a holder to receive and trade a whole public right, and addressing how "fractional" rights (i.e., non-multiples of 20) will be treated upon separation of units and closing of a business combination.

Response: The Company has revised the disclosure on the cover page and pages 10 and 141 of the Amended Registration Statement in response to the Staff’s comment.

March 17, 2025 Page 4

6.

We note that disclosure regarding the potential conversion of working capital loans refers to various securities, including private placement warrants, warrants, and Class A shares or units (for example, cf. pages 60, 64, and 84). Please revise disclosure regarding such conversions and related registration rights throughout your prospectus for consistency.

Response: The Company has revised the disclosure on pages 30, 63, 82, 90, 137, 138, and F-14 of the Amended Registration Statement in response to the Staff’s comment.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

/s/ Giovanni Caruso
Giovanni Caruso
Partner